EXHIBIT 21.1
LIST OF SUBSIDIARIES

Subsidiary	State of Formation
Asure Benefits Management LLC	Delaware
Asure Compliance Inc.	Washington
Asure Customer & IP HoldCo LLC	Delaware
Asure Operations LLC	Delaware
Asure Payroll Tax Management LLC	Delaware
Asure Treasury Management LLC	Delaware
Evolution Payroll Processing LLC	Delaware
PaySystems of America, Inc.	Tennessee
USA Payrolls, Inc.	New York